UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

JOSEPH M. BRUNO, Derivatively on Behalf of Nominal Defendant FS KKR CAPITAL CORP., Plaintiff, v. MICHAEL C. FORMAN, STEVEN LILLY, BARBARA ADAMS, BRIAN R. FORD, RICHARD I. GOLDSTEIN, MICHAEL J. HAGAN, JEFFREY K. HARROW, JEREL A. HOPKINS, JAMES H. KROPP, OSAGIE IMASOGIE, DANIEL PIETRZAK, and ELIZABETH J. SANDLER, Defendants, and FS KKR CAPITAL CORP., Nominal Defendant.	Case No. ______________ JURY TRIAL DEMANDED

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

Plaintiff Joseph M. Bruno ("Plaintiff"), by Plaintiff's undersigned attorneys, derivatively and on behalf of Nominal Defendant FS KKR Capital Corp. ("FS KKR Capital" or the "Company"), files this Verified Shareholder Derivative Complaint against Michael C. Forman ("Forman"), Steven Lilly ("Lilly"), Barbara Adams ("Adams"), Brian R. Ford ("Ford"), Richard I. Goldstein ("Goldstein"), Michael J. Hagan ("Hagan"), Jeffrey K. Harrow ("Harrow"), Jerel A. Hopkins ("Hopkins"), James H. Kropp ("Kropp"), Osagie Imasogie ("Imasogie"), Daniel Pietrzak ("Pietrzak"), and Elizabeth J. Sandler ("Sandler") (collectively, the "Individual Defendants," and together with FS KKR Capital, the "Defendants") for breaches of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, waste of corporate assets, violations of

Section 14(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), and for contribution under Sections 10(b) and 21D of the Exchange Act against Defendants Forman and Lilly. Plaintiff's allegations are based upon personal knowledge as to Plaintiff and Plaintiff's own acts, and upon information and belief as to all other matters, based upon, inter alia, the investigation conducted by and through Plaintiff's counsel, which included, among other things, a review of: (i) the Company's filings with the United States Securities and Exchange Commission ("SEC"); (ii) the pleadings and public docket in Stuart v. FS KKR Capital Corp., et al., No. 2:26-cv-02969 (E.D. Pa.) (the "Securities Class Action"); (iii) the pleadings and public docket in Goodman v. Forman, et al., No. 2:26-cv-03240 (E.D. Pa.); (iv) the Company's press releases, earnings call transcripts, and other public statements; and (v) news reports, securities analysts' reports, and other publicly available information concerning the Company.

NATURE OF THE ACTION

1. This is a shareholder derivative action brought by Plaintiff on behalf of nominal defendant FS KKR Capital Corp. against certain of the Company's current and former officers and directors (the "Individual Defendants") to remedy their breaches of fiduciary duty and related misconduct occurring from May 8, 2024 through the date of this Complaint (the "Relevant Period").

2. FS KKR Capital is a publicly traded business development company ("BDC") that specializes in originating and holding private loans to middle-market companies. As a BDC, the Company's principal source of revenue is interest income earned on its debt investments, and its most closely watched financial metric is its net asset value ("NAV") per share, which reflects the fair value the Company's board of directors (the "Board") ascribes to its largely illiquid, Level 3 portfolio investments.

3. Throughout the Relevant Period, the Individual Defendants caused or permitted the Company to represent to investors that it was successfully restructuring its troubled, non-accruing portfolio investments, that its portfolio valuation process was sound and reliable, and that its quarterly stockholder distribution was durable and well-supported, representations the Individual Defendants knew, or were reckless or grossly negligent in not knowing, were materially false and misleading.

4. On August 6, 2025, the Company partially revealed the truth, disclosing that its NAV per share had fallen to $21.93, a 6.2% quarterly decline, that the fair value of its investment portfolio had fallen by $474 million, and that four legacy portfolio companies identified by the Company's Chief Investment Officer, Defendant Pietrzak, had been placed on non-accrual status. The Company's stock price fell 8.20% on this news.

5. On February 25, 2026, the Company disclosed the full truth: NAV per share had declined further to $20.89, the fair value of its portfolio had fallen by an additional $406 million, non-accrual investments had continued to climb to a rate above the long-term BDC industry average, and the Company was forced to cut its quarterly distribution from $0.70 to $0.48 per share, a reduction of more than 30%. Defendant Pietrzak was forced to admit on the earnings call that the four companies previously identified accounted for only "50% of net realized and unrealized losses," meaning the Company's earlier explanations for its deteriorating performance had been incomplete. The Company's stock price fell 15.24% on this news, closing at $11.29 per share.

6. The Individual Defendants' misconduct was not the product of mere inadvertence. Defendants Forman and Pietrzak, the Company's Chairman/CEO and President/CIO, respectively, and two of the Company's eleven directors, simultaneously serve as Chairman/CEO and

President/CIO, respectively, of FS/KKR Advisor, LLC (the "Advisor"), the Company's external investment manager. The Advisor's compensation is directly and materially tied to the Company's reported gross assets and net investment income, the very metrics inflated by the misconduct alleged herein. For fiscal year 2025 alone, the Advisor collected approximately $206 million in base management fees and $136 million in subordinated incentive fees on income from the Company.

7. Compounding this structural conflict, Defendant Forman personally sold 195,139 shares of Company common stock on August 15, 2024, approximately three months into the Relevant Period, for proceeds of approximately $3,816,431, while the Company was assuring investors that its portfolio restructuring efforts were succeeding. Defendant Imasogie, a member of the Company's Audit, Compensation, and Valuation Committees, sold 40,885 shares on November 25, 2024 for proceeds of approximately $900,034, reducing his holdings by more than 84% during the same period.

8. As a direct and proximate result of the Individual Defendants' breaches of fiduciary duty, the Company has suffered, and continues to suffer, substantial damages, including but not limited to: the costs of defending the Securities Class Action; the costs of defending this and other related derivative litigation, including Goodman v. Forman, et al., No. 2:26-cv-03240 (E.D. Pa.); exposure to potentially substantial class-wide securities damages; reputational harm and diminished goodwill; an increased cost of capital; and direct financial harm to Company stockholders from the reduction of the Company's quarterly distribution.

9. Plaintiff brings this action derivatively on behalf of the Company to recover for the Company the damages it has sustained as a result of the Individual Defendants' breaches of fiduciary duty and related misconduct, and to implement corporate governance reforms necessary

to prevent a recurrence.

10. Plaintiff did not make a pre-suit litigation demand on the Board before filing this action. As set forth in detail below, such a demand is excused as futile because a majority of the Board faces a substantial likelihood of liability for the misconduct alleged herein and cannot be expected to impartially consider a demand to sue themselves.

JURISDICTION AND VENUE

11. This Court has subject matter jurisdiction over Plaintiff's claim under Section 14(a) of the Exchange Act, 15 U.S.C. § 78n(a), and Plaintiff's contribution claim under Sections 10(b) and 21D of the Exchange Act, 15 U.S.C. §§ 78j(b), 78u-4, pursuant to 28 U.S.C. § 1331 and Section 27 of the Exchange Act, 15 U.S.C. § 78aa.

12. This Court has supplemental jurisdiction over Plaintiff's state-law claims pursuant to 28 U.S.C. § 1367(a) because those claims arise out of the same case or controversy as Plaintiff's federal claims and form part of the same nucleus of operative fact.

13. This derivative action is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

14. This Court has personal jurisdiction over each of the Individual Defendants because each has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by this Court permissible, including by virtue of their positions as officers and/or directors of the Company, which maintains its principal executive offices in this District.

15. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b) and Section 27 of the Exchange Act, 15 U.S.C. § 78aa(c), because the Company's principal executive offices are located in this District, a substantial part of the events giving rise to the claims alleged herein occurred in this District, and the related Securities Class Action is pending in this District.

16. In connection with the acts alleged herein, the Individual Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including the United States mail and interstate telephone communications.

PARTIES

Plaintiff

17. Plaintiff has continuously held shares of FS KKR Capital common stock at all relevant times, including since April 2024, prior to and throughout the Relevant Period, through the present, and will continue to hold Company stock throughout the pendency of this action. Plaintiff will fairly and adequately represent the interests of the Company in enforcing and prosecuting its rights, and has retained counsel experienced in derivative and securities litigation.

Nominal Defendant

18. FS KKR Capital is a Maryland corporation with its principal executive offices at 3025 JFK Boulevard, OFC 500, Philadelphia, Pennsylvania 19104. FS KKR Capital is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940 (the "1940 Act"). The Company's common stock trades on the New York Stock Exchange under the ticker symbol "FSK." FS KKR Capital is named solely as a nominal defendant in this action.

Non-Party FS/KKR Advisor, LLC

19. FS/KKR Advisor, LLC (the "Advisor") is the Company's external investment adviser and administrator, jointly owned and operated by Future Standard (f/k/a FS Investments) and KKR Credit Advisors (US) LLC. Pursuant to the Investment Advisory Agreement between the Company and the Advisor, the Advisor is entitled to: (a) a base management fee of 1.50% of

the average weekly value of the Company's gross assets (excluding cash), reduced to 1.0% on assets financed with leverage above 1.0x debt-to-equity; (b) a subordinated incentive fee equal to 17.5% of the Company's pre-incentive fee net investment income in excess of an annualized hurdle rate of 7.0%; and (c) an incentive fee equal to 20% of the Company's realized capital gains, net of losses. For the fiscal year ended December 31, 2025, the Advisor collected approximately $206 million in base management fees and $136 million in subordinated incentive fees on income from the Company. [1] Because the Advisor's compensation is calculated directly from the Company's reported gross assets and net investment income, the Advisor, and the Company officers and directors who simultaneously hold leadership positions at the Advisor, have a direct and material financial incentive to inflate, or refrain from correcting, the very portfolio valuations and income metrics at issue in this action.

20. The Board has designated the Advisor as the Company's "valuation designee" with day-to-day responsibility for implementing the Company's portfolio valuation policy. The Company's periodic reports filed with the SEC during the Relevant Period stated that "[the Company's] board of directors is responsible for overseeing the valuation of the Company's portfolio investments at fair value as determined in good faith pursuant to the Adviser's valuation policy."[2]

<u>Individual Defendants</u>

21. Defendant Forman has served as the Company's Chief Executive Officer and as a director since 2007, and currently serves as Chairman of the Board.[3] Forman also simultaneously

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[1] FS KKR Capital Corp., Definitive Proxy Statement on Schedule 14A (Apr. 30, 2026), available at https://www.sec.gov/Archives/edgar/data/1422183/000110465926052920/tm2611151d3_def14a.htm. (hereinafter "Definitive Proxy Statement")

[2] FS KKR Capital Corp., Form 10-K for FY2025, "Valuation Process" (filed Feb. 2026), available at https://www.fskkrcapitalcorp.com/wp-content/uploads/2026/02/fsk-10-k-2025.pdf (hereinafter Form 10-K for FY2025).

[3] Definitive Proxy Statement at 16 (Information about the Board and Director Nominees - Bio).

serves as Chairman and Chief Executive Officer of the Advisor. The Company has determined that Forman is an "interested person" of the Company under Section 2(a)(19) of the 1940 Act by virtue of his affiliation with the Advisor.[4] During the Relevant Period, on August 15, 2024, Forman sold 195,139 shares of Company common stock, 180,704 shares held through FSH Seed Capital Vehicle I LLC and 14,435 shares held through Franklin Square Holdings, L.P., at a price of $19.5575 per share, for total proceeds of approximately $3,816,431.[5] The Form 4 reflecting this sale does not identify it as having been made pursuant to a Rule 10b5-1 trading plan.

22. Defendant Lilly has served as the Company's Chief Financial Officer since November 2019. Lilly is not, and was not during the Relevant Period, a member of the Board. Lilly signed the Company's Forms 10-Q and 10-K filed during the Relevant Period, including the certifications required under the Sarbanes-Oxley Act of 2002 attesting to the effectiveness of the Company's disclosure controls and procedures.[6]

23. Defendant Pietrzak has served as the Company's President since 2025 (Co-President from 2019 to 2025), as Chief Investment Officer since April 2018, and as a director since 2022.[7] Pietrzak also simultaneously serves as President, Chief Investment Officer, and a director of the Advisor. The Company has determined that Pietrzak is an "interested person" of the Company under Section 2(a)(19) of the 1940 Act by virtue of his affiliation with the Advisor.[8] Pietrzak personally delivered many of the statements alleged herein to be false and misleading, including on the Company's August 6, 2025 and February 25, 2026 earnings calls.[9]

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[4] Definitive Proxy Statement, "Interested Directors" table.
[5] Form 4, Michael C. Forman, filed Aug. 19, 2024, available at https://www.sec.gov/Archives/edgar/data/1422183/000110465924090947/xslF345X03/tm2422081-1_4seq1.xml.
[6] *E.g.*, FS KKR Capital Corp., Form 10-Q for Q1 2024 (filed May 8, 2024), Ex. 31.2 and 32.1 (certifications signed by Lilly) available at https://fskkrcapitalcorp.gcs-web.com/static-files/caadc9b1-226d-4be2-a53c-2ea70ed406bc.
[7] Definitive Proxy Statement at 13-14 (Information about the Board and Director Nominees - Bio).
[8] Definitive Proxy Statement, "Interested Directors" table.
[9] FS KKR Capital Corp. Q2 2025 and Q4/FY2025 earnings call transcripts, *see* ¶¶ 54–55 *infra*.

24. Defendant Adams has served as a director since 2018 and is a member of the Valuation Committee.[10]

25. Defendant Ford has served as a director since 2018, is Chairman of the Audit Committee and a member of the Compensation Committee, and has been designated by the Board as an "audit committee financial expert."[11]

26. Defendant Goldstein has served as a director since 2018 and is a member of the Valuation Committee.[12]

27. Defendant Hagan has served as a director since 2011, currently serves as the Board's Lead Independent Director, and is a member of the Nominating and Corporate Governance Committee.[13]

28. Defendant Harrow has served as a director since 2010 and is Chairman of the Nominating and Corporate Governance Committee.[14]

29. Defendant Hopkins has served as a director since 2018 and is a member of the Valuation Committee.[15]

30. Defendant Kropp has served as a director since 2018, is Chairman of the Valuation Committee, a member of the Audit Committee, and a member of the Compensation Committee, and has been designated by the Board as an "audit committee financial expert."[16] Kropp is the only director who sits on both the Audit Committee and the Valuation Committee.[17]

31. Defendant Imasogie has served as a director since 2019 and is a member of the

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[10] Definitive Proxy Statement, p. 14-15 (Information about the Board and Director Nominees - Bio).
[11] *Id.* at 11.
[12] *Id.* at 11-12.
[13] *Id.* at 7-8.
[14] *Id.* at 8-9.
[15] *Id.* at 17.
[16] *Id.* at 9-10, 19.
[17] *Id.* at 19-20 (re: Committees of the Board of Directors.)

Audit Committee, the Compensation Committee, and the Valuation Committee, the only director to sit on all three.[18] During the Relevant Period, on November 25, 2024, Imasogie sold 40,885 shares of Company common stock, in multiple transactions at prices ranging from $21.97 to $22.04 per share (a weighted average price of $22.0138 per share), for total proceeds of approximately $900,034, reducing his beneficial ownership by approximately 84%.[19]

32. Defendant Sandler has served as a director since 2019 and is a member of the Valuation Committee.[20]

33. Forman, Adams, Ford, Goldstein, Hagan, Harrow, Hopkins, Kropp, Imasogie, Pietrzak, and Sandler are collectively referred to herein as the "Director-Defendants," and together with Lilly, as the "Individual Defendants." No other Individual Defendant is reflected in publicly available Form 4 filings as having sold Company stock for value during the Relevant Period; the transactions reported by the Company's other directors and officers during this period consisted of open-market purchases and acquisitions of stock through the Company's dividend reinvestment plan.[21]

FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

34. By reason of their positions as officers and/or directors of FS KKR Capital, and because of their ability to control the business and corporate affairs of the Company, the Individual Defendants owed the Company and its stockholders fiduciary obligations of good faith, loyalty, and due care, and were required to use their utmost ability to control and manage the Company in a fair, just, honest, and equitable manner.

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[18] Definitive Proxy Statement at 12-13 (Information about the Board and Director Nominees – Bio), 19-21 (Committees of the Board of Directors.)
[19] Form 4, Osagie O. Imasogie, filed Nov. 26, 2024, http://www.sec.gov/Archives/edgar/data/1422183/000110465924123024/xslF345X03/tm2429617-1_4seq1.xml.
[20] Definitive Proxy Statement at 10-11.
[21] SEC Form 4 filings, FS KKR Capital Corp., CIK 0001422183, summarized at http://openinsider.com/FSK.

35. Under Maryland law, each director of FS KKR Capital is required to perform his or her duties as a director, including duties as a member of a committee of the Board, (i) in good faith, (ii) in a manner the director reasonably believes to be in the best interests of the Company, and (iii) with the care that an ordinarily prudent person in a like position would use under similar circumstances.[22]

36. Each of the Individual Defendants owed the Company the duty to exercise good faith to ensure that the Company's affairs were conducted in an honest and forthright manner, including ensuring that the Company's public statements and its filings with the SEC were accurate, complete, and not misleading.

37. Each of the Individual Defendants further owed the Company the duty to ensure that the Company maintained adequate internal controls and disclosure controls and procedures reasonably designed to ensure the accuracy of the Company's public disclosures, and, specifically as to the Director-Defendants who served on the Audit Committee and the Valuation Committee, the duty to exercise meaningful, good-faith oversight of the specific processes those committees were charged with overseeing.

38. Because of their positions of control and authority as directors and/or officers of FS KKR Capital, the Individual Defendants were able to, and did, directly or indirectly, exercise control over the wrongful acts complained of herein.

39. To discharge their duties, the officers and directors of FS KKR Capital were required to exercise reasonable and prudent supervision over the management, policies, controls, and operations of the Company, and, in particular, were required to refrain from acting in a manner that placed their own pecuniary interests, or the pecuniary interests of the Advisor with which

[22] *See* Md. Code Ann., Corps. & Ass'ns § 2-405.1(c).

certain of them were affiliated, ahead of the interests of the Company and its stockholders.

40. The Individual Defendants breached their fiduciary duties of good faith, loyalty, and due care by, among other things, causing or permitting the Company to make the materially false and misleading statements and omissions alleged herein, failing to maintain adequate internal controls, and failing to correct the Company's public statements once they knew, or were reckless or grossly negligent in not knowing, that those statements were false and misleading.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

41. In committing the wrongful acts alleged herein, each of the Individual Defendants participated in a common enterprise and/or common course of conduct that operated as a fraud or deceit on the Company. Each of the Individual Defendants either directly participated in the wrongdoing complained of, or by their acts and omissions aided and abetted the other Individual Defendants in breaching their fiduciary duties.

42. The purpose and effect of this common enterprise was, among other things, to disguise the Individual Defendants' breaches of fiduciary duty and to conceal from the Company's stockholders the truth regarding the Company's portfolio valuation, restructuring efforts, and the sustainability of its quarterly distribution.

43. Each of the Individual Defendants aided and abetted, and rendered substantial assistance in, the wrongs complained of herein, acting with knowledge of the primary wrongdoing, substantially assisting its accomplishment, and being aware of his or her overall contribution to, and furtherance of, that wrongdoing.

FS KKR CAPITAL'S GOVERNANCE FRAMEWORK

44. The Board has established four standing committees, each of which operates pursuant to a written charter: an Audit Committee, a Valuation Committee, a Nominating and

Corporate Governance Committee, and a Compensation Committee. The Audit Committee's primary function is to oversee the integrity of the Company's accounting policies, financial reporting process, and system of internal controls regarding finance and accounting; it is composed of Defendants Ford (Chair), Kropp, and Imasogie. The Valuation Committee's primary function is to oversee the pricing and valuation process carried out by the Advisor in its role as the Company's valuation designee; it is composed of Defendants Kropp (Chair), Hopkins, Goldstein, Imasogie, Adams, and Sandler.[23]

45. Six of the Company's eleven directors, a majority of the Board, sit on the Valuation Committee, the body specifically charged with overseeing the very process (portfolio valuation) alleged to have been misrepresented throughout the Relevant Period.[24] Three directors sit on the Audit Committee, the body specifically charged with overseeing the integrity of the Company's financial reporting and disclosure controls, including the recurring representations that the Company's disclosure controls and procedures were effective made in each Form 10-Q and Form 10-K filed during the Relevant Period, which Plaintiff alleges were materially false and misleading.[25]

BACKGROUND

46. FS KKR Capital is a BDC that primarily originates and holds senior secured and other debt investments in private, middle-market companies. As a BDC, the Company's principal source of revenue is interest income earned on these investments, along with related fees. Because

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[23] Definitive Proxy Statement, *supra* above, at 19-21 (Committees of the Board of Directors).
[24] *Id.*
[25] *See, e.g.*, Form 10-K for FY2025 (Item 9A Controls and Procedures. Evaluation of Disclosure Controls and Procedures. "Based on the foregoing, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were (a) designed to ensure that the information we are required to disclose in our reports under the Exchange Act is recorded, processed and reported in an accurate manner and on a timely basis and the information that we are required to disclose in our Exchange Act reports is accumulated and communicated to management to permit timely decisions with respect to required disclosure and (b) operating in an effective manner.").

the great majority of the Company's investments are illiquid and lack a readily available market price, they must be valued at "fair value" each quarter, in accordance with the Company's valuation policy.[26]

47. NAV per share, the value of the Company's assets less its liabilities, divided by shares outstanding, is a key metric by which investors, analysts, and the market assess the health of a BDC's portfolio and the accuracy of its valuation process. A material, undisclosed overstatement of portfolio fair values will overstate NAV and understate the risk to which stockholders are exposed.

48. The 1940 Act generally requires that a BDC's board of directors, or a valuation designee to which the board has delegated that responsibility subject to board oversight, determine the fair value of investments that do not have readily available market quotations.[27]

THE INDIVIDUAL DEFENDANTS' MISCONDUCT

49. On May 8, 2024, the Company issued a press release and filed a Form 10-Q for the quarter ended March 31, 2024, reporting net investment income of $0.76 per share and touting that it had "made significant progress restructuring certain non-accruing investments" and that "the long-term earnings power of FSK continues to be healthy."[28] The Form 10-Q represented that the Company's "disclosure controls and procedures were effective."[29]

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[26] FS KKR Capital Corp., Form 10-K for FY2025, "Business" and "Valuation Process."

[27] *See* 15 U.S.C. § 80a-2(a)(41); 17 C.F.R. § 270.2a-5 (Rule 2a-5 under the 1940 Act).

[28] Press Release, "FS KKR Capital Corp. Announces First Quarter 2024 Results" (May 8, 2024), available at https://fskkrcapitalcorp.gcs-web.com/news-releases/news-release-details/fs-kkr-capital-corp-announces-first-quarter-2024-results.

[29] FS KKR Capital Corp., Form 10-Q for the quarter ended March 31, 2024 (filed May 8, 2024), Item 4 "As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2024. Based on the foregoing, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that we would meet our disclosure obligations.", available at https://fskkrcapitalcorp.gcs-web.com/static-files/caadc9b1-226d-4be2-a53c-2ea70ed406bc.

50. The Company repeated substantially similar assurances regarding its restructuring progress, portfolio valuation, and the sustainability of its distribution in its press releases, earnings calls, and Forms 10-Q/8-K filed on August 6, 2024 (Q2 2024)[30], November 6, 2024 (Q3 2024)[31], February 26, 2025 (FY2024 Form 10-K)[32], and May 7, 2025 (Q1 2025)[33], each of which reaffirmed the effectiveness of the Company's disclosure controls and procedures and the Board's oversight of the Company's valuation process.[34]

51. The Company's FY2024 Form 10-K, filed February 26, 2025, represented that "[the Company's] board of directors is responsible for overseeing the valuation of the Company's portfolio investments at fair value as determined in good faith pursuant to the Adviser's valuation policy," and warned only in generic, boilerplate terms that "[d]eclines in market values or fair market values of our investments could result in significant net unrealized depreciation of our portfolio,"[35] without disclosing that such declines were already occurring and had been understated.[36]

52. On April 25, 2025, the Company filed its proxy statement on Schedule 14A (the "2025 Proxy Statement"), soliciting stockholder votes for the re-election of Defendants Forman,

[30] FS KKR Capital Corp., Form 10-Q for the quarter ended June 30, 2024 (filed Aug. 6, 2024), available at https://fskkrcapitalcorp.gcs-web.com/static-files/2f4c537a-bf5f-4c2d-a720-1c647199d52e; FS KKR Capital Corp., Form 8-K (Report dated August 6, 2024), available at https://fskkrcapitalcorp.gcs-web.com/static-files/f4911d77-d449-4fc2-8541-c1c7767fd8b6.

[31] FS KKR Capital Corp., Form 10-Q for the quarter ended September 30, 2024 (filed Nov. 6, 2024), available at https://fskkrcapitalcorp.gcs-web.com/static-files/b092f6f1-0072-4c92-9ea4-6181d46877ba; FS KKR Capital Corp., Form 8-K (Report dated November 6, 2024), available at https://fskkrcapitalcorp.gcs-web.com/static-files/4d2cc30b-4c1d-4f7d-9fa1-f075d66190b9.

[32] FS KKR Capital Corp., Form 10-K for the fiscal year ended December 31, 2024 (filed Feb. 26, 2025) ("Form 10-K for FY2024"), available at https://fskkrcapitalcorp.gcs-web.com/static-files/059309a1-ab16-48b0-b17d-7f2e0df370a9.

[33] FS KKR Capital Corp., Form 10-Q for the quarter ended March 31, 2025 (filed May 7, 2025), available at https://fskkrcapitalcorp.gcs-web.com/static-files/f0b39a84-5b06-4a96-be43-eb6e17e65eee; FS KKR Capital Corp., Form 8-K (Report dated May 7, 2025), available at https://fskkrcapitalcorp.gcs-web.com/static-files/2e7f926a-dc44-41c9-ae6f-8e46dbeaa7d7.

[34] *See id. nn.* 30-33.

[35] Form 10-K for FY2024, at 17, 31.

[36] Form 10-K for FY2024, at 17, "Valuation Process" and "Risk Factors" sections.

Adams, and Hopkins as directors. The 2025 Proxy Statement described the Board's risk-oversight function, including its oversight of the Company's investment valuation process, and the roles and responsibilities of the Audit and Valuation Committees, without disclosing that the valuation and disclosure-control processes it described were not functioning as represented.[37]

53. The statements identified in the preceding paragraphs were materially false and/or misleading because they failed to disclose that: (a) the Company had overstated the effectiveness of its portfolio restructuring efforts with respect to its non-accrual investments; (b) the Company had overstated the accuracy of its portfolio valuations and/or the effectiveness of its valuation process; (c) the Company had overstated the durability of its quarterly distribution; and (d) as a result, the Individual Defendants' positive statements about the Company's business, operations, and prospects lacked a reasonable basis.

54. The truth began to emerge on August 6, 2025, when the Company reported second-quarter 2025 results, disclosing that NAV per share had declined 6.2% to $21.93, that the fair value of the Company's investment portfolio had fallen by $474 million, and that net investment income (loss) per share had fallen to negative $0.75, a decline of 274.4% from the prior quarter. On the accompanying earnings call, Defendant Pietrzak identified four portfolio companies, Production Resource Group, 48forty, Kellermeyer Bergensons Services, and Worldwise, as having been placed on non-accrual status during the quarter." Defendant Forman, on the same call, attributed the quarter's results to "company specific issues affecting four portfolio companies, each of which have been discussed on prior earnings calls."[38] The Company's stock price fell $1.66, or 8.20%,

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[37] FS KKR Capital Corp., Definitive Proxy Statement on Schedule 14A (filed Apr. 25, 2025), https://www.sec.gov/Archives/edgar/data/1422183/000110465925039409/tm2511601d3_def14a.htm

[38] FS KKR Capital Corp., Current Report on Form 8-K, Ex. 99.1, filed Aug. 6, 2025, https://www.sec.gov/Archives/edgar/data/1422183/000110465925074744/tm2522661d1_ex99-1.htm

to close at $18.58 per share on August 7, 2025, on unusually heavy trading volume.[39]

55. The truth fully emerged on February 25, 2026, when the Company reported fourth-quarter and full-year 2025 results, disclosing that NAV per share had declined further to $20.89, that the fair value of the Company's portfolio had fallen by an additional $406 million, and that the Company was cutting its quarterly distribution from $0.70 to $0.48 per share.[40] On the accompanying earnings call, Defendant Pietrzak acknowledged that the Company's "recent underperformance reflects challenges in certain legacy investments, including Production Resource Group, as well as challenges in certain current adviser originated investments such as Medallia, Cubic Corp, KBS and 48forty," companies beyond those previously disclosed, and admitted that even these additional companies accounted for only "50% of net realized and unrealized losses" during the quarter.[41] Pietrzak further acknowledged that the Company's non-accrual rate was "above the long-term BDC industry average cost basis, nonaccrual rate of approximately 3.8%."[42] The Company's stock price fell $2.03, or 15.24%, to close at $11.29 per share on February 26, 2026, on unusually heavy trading volume.[43]

56. The statements identified above were also materially false and misleading for the additional reason that they were made while the Advisor, of which Defendants Forman and

[39] Earnings call transcript: FS KKR Capital misses Q2 2025 forecasts, stock dips, Investing.com, Aug. 7, 2025, available at https://www.investing.com/news/transcripts/earnings-call-transcript-fs-kkr-capital-misses-q2-2025-forecasts-stock-dips-93CH-4178009.
[40] FS KKR Capital Corp., Current Report on Form 8-K, Ex. 99.1 (filed Feb. 25, 2026) available at https://fskkrcapitalcorp.gcs-web.com/static-files/b3f74e72-ac0c-44ef-b840-44a12dde8b61.
[41] FS KKR Capital Corp., Q4/FY2025 Earnings Call Transcript (Feb. 26, 2026) available at https://www.investing.com/news/transcripts/earnings-call-transcript-fs-kkr-capitals-q4-2025-earnings-miss-leads-to-stock-drop-93CH-4528670.
[42] *Id.*
[43] What's Behind the Recent Turmoil at FS KKR Capital, Kavout (June 26, 2026) ("This cascade of negative news sent FSK shares plummeting by 15.24% the following day, closing at $11.29 per share on February 26, 2026."), available at https://www.kavout.com/market-lens/what-s-behind-the-recent-turmoil-at-fs-kkr-capital; *c.f.*, FS KKR Capital stock dips after Q4 earnings miss, dividend cut by ~30%, Seeking Alpha, by Mary Christine Joy, Feb 25, 2026, available at https://seekingalpha.com/news/4557090-fs-kkr-capital-stock-dips-after-q4-earnings-miss-dividend-cut-by-30.

Pietrzak are simultaneously the Chairman/CEO and President/CIO, respectively, was earning base management and incentive fees calculated directly from the inflated gross asset and net investment income figures the Company was reporting to the market.

57. The Company's difficulties continued, and deepened, after February 25, 2026. On May 11, 2026, the Company reported results for the quarter ended March 31, 2026, disclosing a net loss of $1.57 per share, driven by approximately $2.00 per share of net realized and unrealized losses , or approximately $558 million in the aggregate[44], a further decline in NAV to $18.83 per share (a 9.9% quarterly decline from $20.89), and a further rise in the Company's non-accrual rate to 8.1% of the portfolio at cost, up from 5.5% at year-end 2025. The Company reduced its quarterly distribution a second time, to $0.42 per share.[45]

58. On the same day, the Company and KKR & Co. announced a series of extraordinary support measures: a subsidiary of KKR agreed to invest $150 million in convertible preferred stock at a conversion price equal to NAV; a KKR affiliate announced a fixed-price tender offer for up to $150 million of Company common stock at $11.00 per share, a price below both the Company's reported NAV and the prices at which Defendants Forman and Imasogie had sold their own shares in 2024; the Board authorized a $300 million share repurchase program; and the Advisor agreed to waive 50% of its subordinated incentive fee on income for four consecutive quarters.[46] That the

[44] FS KKR Capital Corp., Form 10-Q for the quarter ended March 31, 2026 (filed May 11, 2026), available at https://fskkrcapitalcorp.gcs-web.com/static-files/266a3cca-1790-475b-9714-894255a4adb8; FS KKR Capital Corp., Form 8-K (Report dated May 10, 2026), available at https://fskkrcapitalcorp.gcs-web.com/static-files/7ec5fdc9-d610-4439-a057-af5c0364127d; FS KKR Capital Corp. FSK First Quarter 2026 Earnings Presentation (May 11, 2026) (showing total net unrealized and realized losses of $558 million) available at https://fskkrcapitalcorp.gcs-web.com/static-files/eb9ea292-df40-4481-90e1-14e033b044f7.

[45] FS KKR Capital Corp., Press Release, First Quarter 2026 Results and Strategic Value Enhancement Actions (May 11, 2026), https://www.prnewswire.com/news-releases/fs-kkr-capital-corp-announces-first-quarter-2026-results-and-strategic-value-enhancement-actions-declares-second-quarter-2026-distribution-of-0-42-per-share-302768117.html.

[46] KKR Alternative Assets L.P., Schedule TO-C Exhibit (May 11, 2026), https://www.sec.gov/Archives/edgar/data/1422183/000114036126020502/ny20072853x1_ex99-1.htm.

Advisor found it necessary to waive half of its incentive fee, and that a KKR affiliate found it necessary to intervene directly in the market for the Company's own stock, is itself an implicit acknowledgment of the severity of the valuation and disclosure failures alleged herein.

Additional Valuation Red Flags

59. Additional information, some of which is set out in the related derivative action *Jones v. FS/KKR Advisor, LLC*, No. 1:26-cv-02593 (D. Md.) (the "*Jones* Action"), brought under Section 36(b) of the 1940 Act against the Advisor, further illustrates the pattern of overstated valuations alleged herein. As alleged in the *Jones* Action, as of the Company's most recent quarter, the Advisor valued one $225.0 million loan tranche to Kellermeyer Bergensons Services ("KBS"), the Company's single largest holding, at just 12.50% of principal and placed it on non-accrual status, while simultaneously valuing a second, equally-sized loan tranche to the same borrower at 100% of principal and not on non-accrual, an internal inconsistency in the valuation of a single credit. (*Jones* Action Compl. ¶ 37.) A specialized BDC-credit newsletter reported in September 2025 that the Company held "over $340mn, including $293mn in loans" of exposure to KBS.[47]

60. The Advisor valued the Company's loan to Worldwise at the full principal amount as of March 31, 2025, after Worldwise underwent a 2024 restructuring, and did not place the KBS and Worldwise positions on non-accrual until the second quarter of 2025.[48] The Company's Q2

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[47] BDC Credit Reporter, Kellermeyer Bergenson Services LLC/KBS Inc: Debt Placed On Non-Accrual (Sept. 17, 2025), available at https://www.bdccreditreporter.com/kellermeyer-bergenson-services-llc-kbs-inc-debt-placed-on-non-accrual/

[48] As of March 31, 2024, the Company's only Worldwise position was equity (Class A/B Private Equity, near-zero value; Preferred Equity, modest value) no debt. By June 30, 2024, two new first-lien term loan tranches appeared ($40.9M and $28.0M principal, SF+625, maturing 3/29/28), valued at par, while the old equity positions remained unchanged on the books. As of September 30, 2024, the same SF+625/3-29-28 tranches were marked down to approximately 92% of principal, and the old equity positions were still unchanged/present. By December 31, 2024 (FY2024 Form 10-K), the SF+625 tranches and the old equity (Class A/B Private Equity, Preferred Equity) had been entirely replaced with new instruments (term loans of $19.1M (SF+400 PIK, maturing 3/29/30) and $1.7M (SF+500 PIK, maturing 3/29/32), both at par, and "Common Stock" in place of the old equity classes). These exact new terms and balances persist into the March 31, 2025 Form 10-Q ($19.4M and $1.7M, reflecting PIK accrual). The restructuring closed in Q4 2024, before the March 31, 2025 valuation date, and approximately two quarters before non-accrual placement in Q2 2025. *See* FS KKR Capital Corp., Form 10-Q for the quarter ended June 30,

2025 earnings call transcript states, through Defendant Pietrzak, that Worldwise's "first lien and second lien investments... were added to non[-]accrual [in Q2 2025], contributing $20,000,000 of cost and $11,000,000 of fair value collectively, [and that] the company is [a] pet products provider, which was restructured during [2024]."[49]

61. As alleged in the *Jones* Action, the Advisor valued the Company's loans to Medallia Inc. ("Medallia") at approximately 97.7% of principal ($220.9 million against $226.0 million in principal) as of year-end 2025. (*Jones* Action Compl. ¶ 41.) Independent reporting confirms that other institutional lenders holding Medallia's debt, including affiliates of Blackstone and HPS Investment Partners, wrote their Medallia positions down to as low as $0.69 on the dollar by February 2026, and that Medallia's lender group subsequently refused to extend payment-in-kind relief, increasing Medallia's annual cash debt service by approximately $100 million against approximately $200 million in annual earnings.[50] Octus, a credit-intelligence data provider, independently reported the Company's Medallia mark at 97.7% of par as of Q4 2024.[51]

62. The Advisor valued the Company's loans to Affordable Care Inc. at or near principal as of year-end 2025; by April 2026 Affordable Care was seeking to restructure its debt, and by May 2026 its lenders had taken control of the company, reportedly reducing its debt load

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2024; Form 10-Q for the quarter ended September 30, 2024; Form 10-K for the fiscal year ended December 31, 2024, Consolidated Schedule of Investments (each as filed with the SEC).

[49] FS KKR Capital Corp., Q2 2025 Earnings Call Transcript (Aug. 7, 2025), available at https://www.investing.com/news/transcripts/earnings-call-transcript-fs-kkr-capital-misses-q2-2025-forecasts-stock-dips-93CH-4178009.

[50] Loan Gone Bad: BCRED's Medallia Problem, Accredited Insight (Apr. 26, 2026), https://www.accreditedinsight.com/p/loan-gone-bad-bcreds-medallia-problem; Private Credit: Medallia's Looming Default Will Be Widely Dispersed, Business Wire (May 11, 2026), https://www.businesswire.com/news/home/20260511738435/en/Private-Credit-Medallias-Looming-Default-Will-Be-Widely-Dispersed.

[51] Octus, PIK, Nonaccrual, Swap: The Medallia Restructuring, (listing "FS KKR Capital Corp: 97.7% by Q4 2024" among a table of BDC marks) available at https://octus.com/resources/case-study/pik-nonaccrual-swap-the-medallia-restructuring/.

by approximately 70%.[52]

63. The Company's common stock has traded at a persistent discount to its reported NAV, a discount that widened materially over the course of the Relevant Period and reached approximately 46% as of the quarter ended March 31, 2026 (NAV of $18.83 per share against a stock price of $10.18 per share); a December 21, 2025 Wall Street Journal report identified the Company's stock as trading at the second-largest discount to NAV among the fifteen constituents of the Raymond James BDC index. [53](*Jones* Action Compl. ¶¶ 44-45.) A persistent, widening gap between a BDC's market price and its self-reported NAV is a recognized market signal that investors do not believe the reported valuation.

THE INDIVIDUAL DEFENDANTS' STOCK SALES

DURING THE RELEVANT PERIOD

64. During the Relevant Period, while the Company was making the statements alleged herein, at least two Individual Defendants sold substantial amounts of Company stock for significant proceeds.

65. On August 15, 2024, Defendant Forman sold 195,139 shares of Company common stock, 180,704 shares held through FSH Seed Capital Vehicle I LLC and 14,435 shares held through Franklin Square Holdings, L.P., at a price of $19.5575 per share, for total proceeds of

[52] Blackstone and KKR to Take Over Dental Firm After Slashing 70% Debt, Bloomberg (May 14, 2026), available at https://www.bloomberg.com/news/articles/2026-05-14/blackstone-kkr-to-take-over-dental-firm-after-slashing-70-debt; Blackstone and KKR to assume control of dental group Affordable Care, Private Equity Wire (May 15, 2026), https://www.privateequitywire.co.uk/blackstone-and-kkr-to-assume-control-of-dental-group-affordable-care/; *see also Jones* Action Compl. ¶ 42.

[53] Approximately 46% as of the Q4 2025 report (Seeking Alpha, FS KKR Capital: Painful Dividend Cut, But Meaningful Discount To NAV Opens Up (Feb. 27, 2026), available at https://seekingalpha.com/article/4876563); approximately 41–43% in mid-May 2026 (Seeking Alpha, FS KKR Capital: My Biggest BDC Failure By Far (May 15, 2026), available at https://seekingalpha.com/article/4905419; FS KKR Capital Stock: A 41% Discount To NAV That Still Isn't Cheap (Aug. 2026), https://seekingalpha.com/article/4933622).

approximately $3,816,431.[54] This Form 4 does not identify the transaction as having been made pursuant to a Rule 10b5-1 trading plan.

66. On November 25, 2024, Defendant Imasogie sold 40,885 shares of Company common stock, in multiple transactions at prices ranging from $21.97 to $22.04 per share (a weighted average price of $22.0138 per share), for total proceeds of approximately $900,034, reducing his beneficial ownership of Company stock by approximately 84%, from 48,488 shares to 7,603 shares.[55]

67. No other Individual Defendant is reflected in publicly available Form 4 filings as having sold Company stock for value during the Relevant Period. The other transactions reported by the Company's directors and officers during this period, including by Defendants Pietrzak, Adams, Hopkins, Kropp, and Sandler, consisted of open-market purchases and acquisitions of stock through the Company's dividend reinvestment plan.[56]

DAMAGES TO THE COMPANY

68. As a direct and proximate result of the Individual Defendants' breaches of fiduciary duty, the Company has been, and will continue to be, damaged, including by having incurred, and continuing to incur, significant expenses in connection with: (a) defending against the Securities Class Action; (b) defending against this and other derivative litigation arising from the same course of conduct, including *Goodman v. Forman*, et al., No. 2:26-cv-03240 (E.D. Pa.); and (c) any internal investigation into the wrongdoing described herein.

69. The Company has also suffered, and will continue to suffer, harm to its reputation

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[54] Form 4, Michael C. Forman, filed Aug. 19, 2024, https://www.sec.gov/Archives/edgar/data/1422183/000110465924090947/xslF345X03/tm2422081-1_4seq1.xml.
[55] Form 4, Osagie O. Imasogie, filed Nov. 26, 2024, http://www.sec.gov/Archives/edgar/data/1422183/000110465924123024/xslF345X03/tm2429617-1_4seq1.xml.
[56] SEC Form 4 filings, FS KKR Capital Corp., CIK 0001422183, summarized at http://openinsider.com/FSK.

and goodwill, an increased cost of capital, and a diminished ability to raise capital on favorable terms as a result of the misconduct alleged herein.

70. The Company's stockholders have been directly harmed by the reduction of the Company's quarterly distribution from $0.70 to $0.48 per share, a direct financial consequence of the Individual Defendants' failure to accurately monitor and disclose the deterioration in the Company's portfolio.

71. As a further result of the misconduct alleged herein, the Company may be exposed to substantial potential damages, disgorgement, penalties, or settlement liability arising out of the Securities Class Action and any resulting regulatory inquiry.

72. The Company's losses have continued to accrue after the close of the Class Period defined in the Securities Class Action: for the quarter ended March 31, 2026 alone, the Company reported approximately $2.00 per share (approximately $558 million in the aggregate) of net realized and unrealized losses, and was required to accept extraordinary outside intervention, a $150 million preferred equity investment from a KKR affiliate, a $150 million tender offer by a KKR affiliate for Company stock, a $300 million Company share-repurchase authorization, and a 50% waiver of the Advisor's subordinated incentive fee for four quarters, to stabilize its stock price and capital structure.[57]

<u>DERIVATIVE ALLEGATIONS</u>

73. Plaintiff brings this action derivatively and for the benefit of FS KKR Capital to redress injuries suffered, and to be suffered, by the Company as a direct and proximate result of the Individual Defendants' breaches of fiduciary duty and related misconduct alleged herein.

74. FS KKR Capital is named solely as a nominal defendant in this action. This is not

[57] *See, supra,* n. 44 (FS KKR Capital Corp., Form 10-Q for the quarter ended March 31, 2026, filed May 11, 2026).

a collusive action to confer jurisdiction on this Court that it would not otherwise have.

75. Plaintiff is, and has been at all relevant times, a stockholder of FS KKR Capital, and will adequately and fairly represent the interests of the Company in enforcing and prosecuting its rights.

DEMAND FUTILITY ALLEGATIONS

76. Plaintiff incorporates by reference each of the allegations set forth above as though fully set forth herein.

77. Plaintiff has not made a pre-suit demand upon the Board to institute this action because such a demand would be futile and is therefore excused.

78. Because FS KKR Capital is incorporated under the laws of Maryland, the standard governing whether pre-suit demand is excused as futile is supplied by Maryland law. *See Kamen v. Kemper Fin. Servs., Inc.*, 500 U.S. 90, 108-09 (1991) (state law of incorporation supplies the substantive demand-futility standard in a derivative action, including one asserting federal claims). Maryland has expressly rejected both the demand-futility framework applied under Delaware law and the "universal demand" approach adopted in some other jurisdictions. *Werbowsky v. Collomb*, 362 Md. 581, 618-21 (2001). Under Werbowsky, pre-suit demand is excused only where the particularized facts alleged clearly demonstrate, in a very particular manner, either that (a) a demand, or a delay in awaiting a response to a demand, would cause irreparable harm to the corporation, or (b) a majority of the directors are so personally and directly conflicted or committed to the decision in dispute that they cannot reasonably be expected to respond to the demand in good faith and within the ambit of the business judgment rule. *Werbowsky*, 362 Md. at 621; *see also Nathanson v. Tortoise Capital Advisors, LLC*, No. 51, Sept. Term 2025 (Md. July 14, 2026)

(reaffirming the narrow scope of the Werbowsky exception).[58] Federal Rule of Civil Procedure 23.1(b)(3) requires that this particularity be stated in the complaint itself.

79. As set forth below, demand on the Board is excused because a majority of the Board (specifically including Defendants Forman, Pietrzak, Kropp, Hopkins, Goldstein, Imasogie, Adams, and Sandler) is so personally and directly conflicted with respect to the specific misconduct at issue that they cannot be reasonably expected to impartially consider a demand that they investigate and, if warranted, sue themselves, their fellow directors, and the Advisor with which two of their number are affiliated.

80. At the time of the filing of this action, the Board is composed of eleven directors: Defendants Forman, Adams, Ford, Goldstein, Hagan, Harrow, Hopkins, Kropp, Imasogie, Pietrzak, and Sandler. Demand futility must be shown as to a majority, six, of these eleven directors.

<u>Demand Is Futile as to Defendant Forman</u>

81. Forman has served as the Company's Chief Executive Officer and Chairman of the Board throughout the Relevant Period. Beyond his Company compensation, Forman simultaneously serves as Chairman and Chief Executive Officer of the Advisor, an entity whose compensation, approximately $342 million in combined base management and subordinated incentive fees for fiscal year 2025 alone[59], is calculated directly from the Company's reported gross assets and net investment income, the very metrics Plaintiff alleges the Individual Defendants caused the Company to misstate. The Company itself has determined that Forman is

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[58] *Nathanson v. Tortoise Capital Advisors, LLC*, No. 51, September Term, 2025. (Md. July 14, 2026) (reaffirming the narrow scope of the Werbowsky exception), slip op. available at https://www.mdcourts.gov/data/opinions/coa/2026/51a25.pdf (Circuit Court for Baltimore City Case No. 24-C-23-002372).

[59] $342 million is Plaintiff's sum of the $206 million and $136 million figures stated at ¶ 19 *supra*. *See* Definitive Proxy Statement, n. 1.

not an independent, disinterested director, but rather an "interested person" under the 1940 Act by virtue of this affiliation. Forman also personally delivered or signed many of the statements alleged to be false and misleading herein, and personally sold 195,139 shares of Company stock for approximately $3,816,431 on August 15, 2024, during the Relevant Period. Because a demand on Forman would require him to authorize an investigation into, and possible litigation against, both himself and the Advisor upon which his principal occupation and compensation depend, he cannot be expected to respond to a demand in good faith and within the ambit of § 2-405.1(c). Demand upon Forman is therefore futile.

Demand Is Futile as to Defendant Pietrzak

82. Like Forman, Pietrzak is not an independent director; the Company has determined that he is an "interested person" under the 1940 Act because he simultaneously serves as President, Chief Investment Officer, and a director of the Advisor — the same entity whose fee income depends directly on the Company's reported gross assets and net investment income. Pietrzak personally delivered many of the specific statements alleged to be false and misleading herein, including on the Company's August 6, 2025 and February 25, 2026 earnings calls, and personally acknowledged on the latter call that the Company's prior explanations for its deteriorating performance had covered only half of the relevant losses. A demand on Pietrzak would require him to authorize an investigation into his own public statements and into the Advisor's compensation arrangement, from which he directly benefits. Demand upon Pietrzak is therefore futile.

Demand Is Futile as to Defendant Kropp

83. Kropp is the Chairman of the Valuation Committee, the body specifically charged with overseeing the Advisor's implementation of the Company's portfolio valuation process, and

simultaneously serves on the Audit Committee, which is charged with overseeing the integrity of the Company's financial reporting and disclosure controls, and on the Compensation Committee. Kropp is the only director who sits on both the Audit and Valuation Committees. A demand on Kropp would require him to investigate and potentially sue himself for a failure of oversight in the two committee roles most directly implicated by the misconduct alleged herein, the Board's own admitted responsibility for overseeing the valuation of the Company's portfolio investments, and the recurring certifications that the Company's disclosure controls and procedures were effective. Demand upon Kropp is therefore futile.

Demand Is Futile as to Defendant Imasogie

84. Imasogie sits on all three of the Audit, Compensation, and Valuation Committees, the only director to do so. He therefore bears direct committee responsibility for both the valuation process and the disclosure controls alleged to have been compromised. In addition, Imasogie personally sold 40,885 shares of Company stock for approximately $900,034 on November 25, 2024, reducing his holdings by approximately 84%, while the Company was making the statements alleged herein to be false and misleading. Because Imasogie faces a substantial likelihood of personal liability arising from both his committee oversight responsibilities and his substantial, timed disposition of Company stock, he cannot be expected to impartially consider a demand that he sue himself. Demand upon Imasogie is therefore futile.

Demand Is Futile as to Defendant Ford

85. Ford is the Chairman of the Audit Committee and has been designated by the Board as an "audit committee financial expert." As Audit Committee Chairman, Ford bore primary responsibility for overseeing the integrity of the Company's financial reporting process and system of internal controls throughout the Relevant Period, including the recurring representations that

the Company's disclosure controls and procedures were effective. A demand on Ford would require him to investigate and potentially sue himself for a failure of the very oversight function he chaired. Demand upon Ford is therefore futile.

Demand Is Futile as to Defendants Adams, Goldstein, Hopkins, and Sandler

86. Each of these Director-Defendants sits on the Valuation Committee, which, together with Kropp and Imasogie, comprises six of the Board's eleven members, a majority of the Board. The Valuation Committee bears direct, particularized responsibility for overseeing the Advisor's implementation of the Company's portfolio valuation process, the very process Plaintiff alleges was compromised throughout the Relevant Period. A demand on these directors would require each of them to investigate and potentially sue themselves for a failure of the specific oversight function with which they were personally charged. Demand upon Adams, Goldstein, Hopkins, and Sandler is therefore futile.

87. Taken together, Defendants Forman, Pietrzak, Kropp, Hopkins, Goldstein, Imasogie, Adams, and Sandler, eight of the Board's eleven directors, well in excess of a majority, each face, for the particularized reasons set forth above, a substantial likelihood of personal liability that renders them incapable of impartially considering a pre-suit demand. Demand upon the Board is therefore excused as futile in its entirety.

Additional Reasons Demand Upon the Board Is Futile

88. The Company's own Forms 10-Q and 10-K filed during the Relevant Period represent that "the Company's board of directors is responsible for overseeing the valuation of the Company's portfolio investments at fair value." A demand upon the Board would necessarily require the entire Board, not merely the members of the Valuation Committee, to evaluate whether it, collectively, breached this admitted oversight responsibility.

89. The Advisor's compensation, which is directly tied to the metrics at issue in this action, creates a structural conflict that pervades the Board's ability to evaluate the Advisor's, and derivatively Forman's and Pietrzak's, conduct. Even the Director-Defendants who are not personally affiliated with the Advisor receive board compensation, in part, from the broader "Fund Complex" of KKR- and Future Standard-affiliated funds managed by the Advisor and its affiliates, creating an interest, however indirect, in preserving the Advisor's ongoing relationship with the Company. (Definitive Proxy Statement, supra, at "Director Compensation.") This dependency extends well beyond the Company itself: as compiled in the Jones Action from the Company's and affiliated funds' SEC filings, each of the Director-Defendants including Pietrzak also serves as a trustee of KKR FS Income Trust and KKR FS Income Trust Select, and several have, over the course of their tenure, additionally served as directors or trustees of other KKR- and Future Standard-affiliated investment vehicles, including FS KKR Capital Corp. II, FS Credit Income Fund, FS Energy Total Return Fund, FS Multi-Alternative Income Fund, and FS Investment Corporation III, among others, collecting director compensation from that broader network of affiliated entities that, in the aggregate and over time, substantially exceeds what any individual director received from the Company alone.[60]

90. The Individual Defendants' conduct described herein could not have been the product of a valid exercise of business judgment, as it was grounded in, at a minimum, a sustained and reckless or grossly negligent disregard for the accuracy of the Company's public disclosures regarding its portfolio valuation, restructuring efforts, and distribution sustainability. Accordingly, none of the Individual Defendants can claim exculpation from liability for the conduct alleged

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[60] FS KKR Capital Corp., Definitive Proxy Statement on Schedule 14A (Apr. 30, 2026), (director biographies confirming each of Adams, Ford, Goldstein, Hagan, Harrow, Hopkins, Imasogie, Kropp, and Sandler serves on the board of trustees of K-FIT and K-FITS, and that Forman serves as their Chairman and CEO) available at https://fskkrcapitalcorp.gcs-web.com/static-files/7481528d-14e7-4477-832a-3cb1683b7d30.

herein under any provision of the Company's charter that may purport to eliminate director liability for the duty of care, to the extent any such provision exists, because such provisions do not extend to breaches of the duty of loyalty or to acts not taken in good faith.

91. If the Company maintains directors' and officers' liability insurance covering the Director-Defendants, such a policy may contain an "insured-versus-insured" exclusion that would eliminate coverage for a suit brought directly by the Company against its own directors and officers. Because the Director-Defendants would have no insurance protection if the Company itself, at their direction, sued them, they cannot be expected to cause the Company to bring such a suit. A derivative action such as this one, by contrast, would not be subject to any such exclusion and would allow the Company to obtain the benefit of any available coverage. Demand is therefore futile for this additional reason. If no such insurance exists, the Director-Defendants would face uninsured personal liability if they caused the Company to sue, providing an independent reason why they cannot be expected to do so.

92. For all of the foregoing reasons, demand upon the Board is excused as futile.

COUNT I

Violation of Section 14(a) of the Exchange Act (Against Defendants Forman, Adams, Ford, Goldstein, Hagan, Harrow, Hopkins, Kropp, Imasogie, Pietrzak, and Sandler)

93. Plaintiff incorporates by reference each of the allegations set forth above as though fully set forth herein.

94. Section 14(a) of the Exchange Act, 15 U.S.C. § 78n(a), and Rule 14a-9 promulgated thereunder, prohibit the solicitation of proxies by means of a proxy statement containing a material misstatement or omission.

95. The Company's 2024 and 2025 Proxy Statements, filed April 26, 2024 and April

25, 2025, respectively, solicited stockholder votes for, among other things, the election or re-election of certain of the above-named defendants as directors, and described the Board's oversight of the Company's investment valuation process and the roles and responsibilities of the Audit and Valuation Committees.[61]

96. The 2024 and 2025 Proxy Statements were materially false and misleading because they failed to disclose that the valuation-oversight and disclosure-control processes they described were not functioning as represented.

97. The defendants named in this Count solicited or permitted the use of their names to solicit the 2024 and 2025 Proxy Statements and knew or should have known, in the exercise of reasonable care, that the Proxy Statements contained materially false and misleading statements.

98. As a direct result, certain of these defendants were re-elected as directors of the Company, allowing them to continue in office and to continue the breaches of fiduciary duty alleged herein.

99. The Company was damaged as a result of these defendants' material misstatements and omissions in the 2024 and 2025 Proxy Statements.

COUNT II

Breach of Fiduciary Duty (Against All Individual Defendants)

100. Plaintiff incorporates by reference each of the allegations set forth above.

101. Each of the Individual Defendants owed FS KKR Capital fiduciary duties of good faith, loyalty, and due care.

102. Each of the Individual Defendants breached these duties by, among other things:

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[61] FS KKR Capital Corp., Definitive Proxy Statement on Schedule 14A (filed Apr. 26, 2024), https://www.sec.gov/Archives/edgar/data/1422183/000119312524117990/d884439ddef14a.htm; Definitive Proxy Statement on Schedule 14A (filed Apr. 25, 2025), https://www.sec.gov/Archives/edgar/data/1422183/000110465925039409/tm2511601d3_def14a.htm

(a) causing or permitting the Company to make materially false and misleading statements regarding its portfolio restructuring, valuation, and distribution sustainability; (b) failing to maintain adequate internal controls and disclosure controls and procedures; (c) as to the Director-Defendants who served on the Audit and Valuation Committees, failing to exercise the specific oversight functions with which they were charged; and (d) as to Defendants Forman and Pietrzak, permitting the Advisor to continue collecting fees calculated from Company metrics they knew, or were reckless in not knowing, were inflated.

103. The Individual Defendants' conduct was not a good-faith exercise of prudent business judgment.

104. As a direct and proximate result of the Individual Defendants' breaches of fiduciary duty, the Company has sustained, and will continue to sustain, damages as alleged herein.

COUNT III

Unjust Enrichment (Against All Individual Defendants)

105. Plaintiff incorporates by reference each of the allegations set forth above.

106. By virtue of the wrongful conduct alleged herein, certain of the Individual Defendants were unjustly enriched at the expense of, and to the detriment of, the Company, including: (a) Defendants Forman and Imasogie, who realized proceeds of approximately $3,816,431 and $900,034, respectively, from sales of Company stock during the Relevant Period while the Company was making the statements alleged to be false and misleading herein; and (b) all of the Individual Defendants, who received compensation, retainers, and/or fees from the Company (and, as to Defendants Forman and Pietrzak, from the Advisor) during the Relevant Period while breaching the fiduciary duties alleged herein.

107. It would be unjust and inequitable for the Individual Defendants to be permitted to

retain the benefits described above.

108. Plaintiff, on behalf of the Company, seeks restitution and disgorgement of all such profits, benefits, and compensation, together with an order imposing a constructive trust thereon.

COUNT IV

Abuse of Control (Against All Individual Defendants)

109. Plaintiff incorporates by reference each of the allegations set forth above.

110. The Individual Defendants' misconduct alleged herein constituted an abuse of their ability to control and influence the Company, for which they are legally responsible.

111. As a direct and proximate result of the Individual Defendants' abuse of control, the Company has sustained, and will continue to sustain, significant damages.

COUNT V

Gross Mismanagement (Against All Individual Defendants)

112. Plaintiff incorporates by reference each of the allegations set forth above.

113. By their actions alleged herein, the Individual Defendants, either directly or through their agents, abandoned and abdicated their responsibilities to the Company and its stockholders with regard to the prudent management of the Company's assets, disclosure practices, and relationship with the Advisor.

114. As a direct and proximate result of the Individual Defendants' gross mismanagement, the Company has sustained, and will continue to sustain, significant damages.

COUNT VI

Waste of Corporate Assets (Against All Individual Defendants)

115. Plaintiff incorporates by reference each of the allegations set forth above.

116. As a result of the misconduct described herein, the Individual Defendants caused

the Company to waste corporate assets by, among other things: (a) permitting the Advisor to continue collecting base management and incentive fees calculated from portfolio valuation and net investment income figures the Individual Defendants knew, or were reckless or grossly negligent in not knowing, were inflated; and (b) incurring, and continuing to incur, substantial costs, including legal fees and expenses, in defending the Securities Class Action and this and other related derivative litigation, which costs were avoidable had the Individual Defendants fulfilled their fiduciary obligations.

117. As a result of the waste of corporate assets alleged herein, the Individual Defendants are liable to the Company.

COUNT VII

Contribution Under Sections 10(b) and 21D of the Exchange Act (Against Defendants Forman and Lilly)

118. Plaintiff incorporates by reference each of the allegations set forth above.

119. FS KKR Capital and Defendants Forman and Lilly are named as defendants in the Securities Class Action, which alleges violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder arising from substantially the same conduct alleged herein.

120. If FS KKR Capital is found liable, in whole or in part, for the claims asserted in the Securities Class Action, such liability will be predicated, in whole or in part, on the conduct of Defendants Forman and Lilly, as alleged herein.

121. Defendants Forman and Lilly, because of their positions of control and authority over the Company, were a direct and primary cause of the wrongful conduct alleged in the Securities Class Action.

122. Accordingly, in the event the Company is found liable, in whole or in part, for the claims asserted in the Securities Class Action, the Company is entitled to contribution from Defendants Forman and Lilly pursuant to Section 21D of the Exchange Act, 15 U.S.C. § 78u-4, and applicable common law, in an amount proportional to their respective responsibility for the harm alleged.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff, on behalf of FS KKR Capital, demands judgment as follows:

A. Declaring that Plaintiff may maintain this action on behalf of FS KKR Capital, and that Plaintiff is an adequate representative of the Company's interests;

B. Declaring that pre-suit demand upon the Board was excused as futile;

C. Awarding FS KKR Capital damages sustained as a result of the Individual Defendants' breaches of fiduciary duty and related misconduct alleged herein, together with pre- and post-judgment interest;

D. Directing the Individual Defendants to account for all damages sustained by the Company and all profits, benefits, and other compensation obtained as a result of their wrongful conduct, including without limitation the stock-sale proceeds realized by Defendants Forman and Imasogie described herein, and imposing a constructive trust thereon;

E. Directing FS KKR Capital to take all necessary actions to reform and improve its corporate governance and internal control procedures, including, without limitation: (i) strengthening the independence of the Valuation Committee and Audit Committee from the Advisor; (ii) enhancing disclosure controls and procedures applicable to statements regarding portfolio valuation and restructuring; and (iii) adopting or strengthening policies governing conflicts of interest between the Company and the Advisor and its affiliated personnel;

F. Awarding FS KKR Capital contribution from Defendants Forman and Lilly to the extent the Company is found liable in the Securities Class Action;

G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys' fees, accountants' fees, and experts' fees; and

H. Granting such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury on all issues so triable.

Dated: August 21, 2025

RIGRODSKY LAW, P.A.

By: */s/ Gina M. Serra*
Seth D. Rigrodsky
Gina M. Serra
825 East Gate Blvd., Suite 300
Garden City, NY 11530
Telephone: (516) 683-3516
Facsimile: (302) 654-7530
sdr@rl-legal.com
gms@rl-legal.com

Attorneys for Plaintiff Joseph M. Bruno

OF COUNSEL:

GRABAR LAW OFFICE
Joshua H. Grabar
One Liberty Place
1650 Market Street, Suite 3600
Philadelphia, PA 19103
Telephone: (267) 507-6085
jgrabar@grabarlaw.com

VERIFICATION

I, Joseph M. Bruno, am a plaintiff in the above-titled action. I have reviewed the allegations made in this Verified Shareholder Derivative Complaint, know the contents thereof, and authorize its filing. To those allegations of which I have personal knowledge, I believe those allegations to be true. As to those allegations of which I do not have personal knowledge, I rely upon my counsel and their investigation and believe them to be true.

I declare under penalty of perjury that the foregoing is true and correct. Executed this ____ day of 8/13/2026, 2026.

Signed by:
Joseph Bruno
18EC87CD7944445...

JOSEPH M. BRUNO